Kush Bottles, Inc.

1800 Newport Circle

Santa Ana, California 92705

February 26, 2018 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549

Re:	Kush Bottles, Inc. (the “Company”)
Registration Statement on Form S-3
File No. 333-221910
Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company respectfully requests acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the Registration Statement on Form S-3 (File No. 333-221910) (the “Registration Statement”) of the Company. The Company respectfully requests that the Registration Statement become effective as of 5:00 p.m., Washington, D.C. time, on February 28, 2018, or as soon as practicable thereafter.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Robert A. Petitt of Burns & Levinson LLP at (617) 345-3361 and that such effectiveness also be confirmed in writing.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (888) 920-5874 or our attorney, Robert A. Petitt at the number above. Thank you for your assistance.

Very truly yours,

Kush Bottles, Inc.

By:	/s/ Jim McCormick
Name:	Jim McCormick
Title:	Chief Financial Officer and
Chief Operating Officer

cc:	Josef B. Volman, Esq., Burns & Levinson LLP
Robert A. Petitt, Esq., Burns & Levinson LLP